Exhibit 99.17

Management's Discussion and Analysis

Three and nine months ended September 30, 2019

1

FORWARD LOOKING STATEMENTS

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Highlights and Growth Initiatives" section and "Outlook" subsection, contain forward-looking information (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) expectations regarding deployment of capital called into our lending LPs in 2019; (ii) expectation that Lending net capital calls will occur over the mid-to-long term life of our funds; (iii) expectation that the strong finish to the price of gold last year will carry forward to 2019; (iv) expectations regarding our legacy balance sheet loans; (v) anticipation that earnings from the managed equities business will be relatively flat year-over-year; (vi) expectation of a challenging equity origination environment, similar to what was experienced in 2018; (vii) expectation that we will see a material decrease in corporate expenses in 2019; (viii) the acquisition of the Tocqueville gold strategies asset management business, including that the acquisition will be completed and the timing thereof, the AUM to be added as a result of the acquisition, certain portfolio managers joining Sprott upon the completion of the acquisition and the impact of the acquisition on the Company’s business and strategies; and (ix) the declaration, payment and designation of dividends.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; and (iv) those assumptions disclosed herein under the heading "Significant Accounting Judgments, Estimates and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s merchant bank and advisory business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 27, 2019; and (xxix) those risks described under the headings "Managing Risk: Financial" and "Managing Risk: Non-Financial" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. There are also risks that are inherent in the nature of a transaction such as the acquisition of the Tocqueville gold strategies asset management business, including: failure to realize anticipated synergies; risks regarding integration; incorrect assessments of the values of the acquired assets; and failure to obtain any required security holder, regulatory, stock exchange and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the acquisition of the Tocqueville gold strategies asset management business may change for a number of reasons, including the inability to secure necessary security holder, regulatory, stock exchange and other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the acquisition. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this MD&A concerning the completion of the acquisition or the timing thereof. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable Canadian securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This MD&A of financial condition and results of operations, dated November 7, 2019, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2019, compared with December 31, 2018, and the consolidated results of operations for the three and nine months ended September 30, 2019, compared with the three and nine months ended September 30, 2018. The Board of Directors approved this MD&A on November 7, 2019. All note references in this MD&A are to the notes to the Company's September 30, 2019 unaudited interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

PRESENTATION OF FINANCIAL INFORMATION

The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. The Canadian dollar is the Company's functional and reporting currency for purposes of preparing the interim financial statements given that the Company conducts most of its operations in that currency. Accordingly, all dollar references in this MD&A are in Canadian dollars, unless otherwise specified. The use of the term "prior period" refers to the three and nine months ended September 30, 2018.

2

KEY PERFORMANCE INDICATORS (NON-IFRS FINANCIAL MEASURES)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators include:

Assets Under Management

Assets Under Management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net Inflows

Net Inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net Sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs is a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (note: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net Fees

Management fees (net of trailer and sub-advisor fees) and carried interest and performance fees (net of carried interest and performance fee payouts), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.

Net Commissions

Commissions, net of commission expenses, arise from the transaction based service offerings of our brokerage segment.

Compensation

Compensation excludes commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.

3

EBITDA, Adjusted EBITDA and Adjusted base EBITDA

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA measures are determined:

	3 months ended		9 months ended
(in thousands $)	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
Net income (loss) for the periods	5,723	1,975	11,623	21,547
Adjustments:
Interest expense	393	26	1,019	107
Provision (recovery) for income taxes	1,945	35	2,368	(2,105)
Depreciation and amortization	1,180	457	3,378	1,601
EBITDA	9,241	2,493	18,388	21,150

Other adjustments:
(Gains) losses on net investments (1)	(791)	4,765	(478)	9,694
(Gains) losses on foreign exchange	(426)	809	1,482	(283)
Non-cash stock-based compensation	1,597	1,025	4,266	3,461
Net proceeds from sale transaction	—	—	—	(4,200)
Unamortized placement fees (2)	—	(273)	—	(814)
Other expenses(3)	428	888	4,984	2,299
Adjusted EBITDA	10,049	9,707	28,642	31,307

Other adjustments:
Carried interest and performance fees	—	—	—	(1,802)
Carried interest and performance fee related expenses	—	—	—	915
Adjusted base EBITDA	10,049	9,707	28,642	30,420

(1)	This adjustment removes the income effects of certain gains or losses on proprietary and long-term investments to ensure the reporting objectives of our EBITDA metric as described above are met.
(2)	The prior period comparative figures contained a placement fee amortization adjustment to ensure the 2018 results were comparable to 2017 in light of the 2018 adoption of IFRS 15.
(3)	See Other expenses in Note 6 of the interim financial statements. In addition to the items outlined in Note 6, Other expenses also includes severance and new hire accruals of $0.2 million for the 3 months ended (3 months ended September 30, 2018 - $0.4 million) and $1.2 million for the 9 months ended (9 months ended September 30, 2018 - $0.5 million).

4

BUSINESS OVERVIEW

Our reportable operating segments are as follows:

Exchange Listed Products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Lending

•	The Company's lending activities primarily occur through limited partnership vehicles ("lending LPs").

Managed Equities

•	The Company's alternative investment strategies (open-end, closed-end, etc.) managed in-house and on a sub-advised basis. Prior to Q1 2019, the Company's fixed-term LP vehicles formed part of the "global segment" (which historically housed all of our U.S. business activities). Effective Q1 2019, the global segment no longer satisfied the qualitative tests of IFRS 8 as the geographic location of the U.S. businesses is no longer a relevant consideration by management in the allocation of resources and assessment of product and service performance. Consequently, the global segment has been deconstructed and its fixed-term LP assets and earnings reallocated to the managed equities segment given that it is now at the managed equities level that the allocation of resources and assessment of product and service performance occurs by management.

Brokerage

•	Formerly "Merchant Banking & Advisory Services", this segment has been renamed to reflect the inclusion of our U.S. broker-dealer alongside our Canada based broker-dealer as the Company's "brokerage segment". Prior to Q1 2019 , the Company's U.S. broker-dealer formed part of the "global segment" (which historically housed all of our U.S. business activities). Effective Q1 2019, the global segment no longer satisfied the qualitative tests of IFRS 8 as the geographic location of the U.S. businesses is no longer a relevant consideration by management in the allocation of resources and assessment of product and service performance. Consequently, the global segment has been deconstructed and its U.S. broker-dealer assets and earnings reallocated to the brokerage segment given that it is now at the brokerage level (independent of geography) that the allocation of resources and assessment of product and service performance occurs by management.

Corporate

•	Provides the Company's various operating segments with capital, balance sheet management and other shared services.

All Other Segments

•	Contains all non-reportable segments as per IFRS 8. See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the annual consolidated financial statements.

5

BUSINESS HIGHLIGHTS AND GROWTH INITIATIVES

Investment Performance

Market value appreciation was $640 million during the quarter and $783 million on a year-to-date basis as the Company benefited from stronger precious metals prices throughout the year.

Product and Business Line Expansion

On August 7, the Company (via its wholly-owned subsidiary, Sprott Asset Management LP) entered into a definitive agreement regarding the purchase of Tocqueville Asset Management’s gold strategies. The transaction cost is US$15 million (US$10 million in cash and Sprott Inc. common shares valued at US$5 million). Contingent consideration valued up to an additional US$35 million in cash and Sprott Inc. shares is payable subject to the achievement of certain financial performance conditions over two years following the closing of the transaction.

Based on current asset levels, the transaction will add over $2 billion to Sprott’s AUM. On closing of the transaction, Senior Portfolio Manager, John Hathaway and Portfolio Managers, Douglas Groh and Ryan McIntyre will join the company. Subject to security holder approval for certain acquired strategies, regulatory and stock exchange approvals and other customary conditions to closing, the transaction is expected to close in January 2020.

Outlook

Exchange Listed Products

We continue to expect the strong finish to the price of gold from last year to carry forward to 2019. However, the benefit of higher gold prices will be somewhat offset by starting 2019 with a lower AUM base given our 2018 redemption experience, which continued through to the first quarter of 2019.

Lending

We continue to anticipate coming in at the low end of our previously communicated range of net capital deployments this year (US$200 million - US$400 million). This is primarily the result of higher than anticipated capital distributions on early loan repayments in our lending LPs. Higher capital distributions ended up offsetting capital calls more than anticipated this year. Our long-term view on lending fund AUM continues to be constructive as we work through the eventual deployment of more than US$990 million of committed capital. Once this occurs, we expect the volatility of this segment's AUM to dissipate. As expected, the majority of our legacy balance sheet loans have now run-off.

Managed Equities

We continue to expect flat earnings from this business year-over-year.

Brokerage

We continue to expect a challenging equity origination environment, similar to what was experienced in 2018.

Corporate

We continue to expect a material decrease in corporate expenses in 2019, primarily due to: (1) lower LTIP amortization as the graded vesting schedule of the 2017 grants reach the low points of the amortization schedule; and (2) slightly flat to lower SG&A as we continue our cost containment efforts.

6

SUMMARY FINANCIAL INFORMATION

(In thousands $)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017
SUMMARY INCOME STATEMENT
Management fees	13,964	13,329	13,558	13,182	13,722	14,559	14,056	10,247
Carried interest and performance fees	—	—	—	—	—	685	1,117	3,584
less: Trailer and sub-advisor fees	65	89	—	38	45	49	47	225
less: Carried interest and performance fee payouts	—	—	—	—	—	356	559	2,267
Net Fees	13,899	13,240	13,558	13,144	13,677	14,839	14,567	11,339
Commissions	7,995	4,406	4,409	6,414	4,573	7,516	8,857	7,366
less: Commission expense	3,505	1,814	1,844	2,704	2,447	2,701	3,667	2,855
Net Commissions	4,490	2,592	2,565	3,710	2,126	4,815	5,190	4,511
Interest income	3,381	4,595	3,918	4,244	4,824	3,293	3,066	3,588
Gains (losses) on proprietary investments	(474)	(2,160)	73	3,912	(4,765)	(3,050)	(1,879)	(63)
Gains (losses) on long-term investments	1,265	1,614	(67)	3,007	(151)	(72)	56	3,639
Other income (loss)	604	(559)	(644)	2,453	(275)	3,683	6,242	1,144
Total Net Revenues	23,165	19,322	19,403	30,470	15,436	23,508	27,242	24,158

Compensation (1)	9,098	7,317	8,387	11,163	8,167	10,634	9,485	10,631
Compensation - severance and new hire accruals	222	855	146	38	359	—	149	2,193
Placement and referral fees	150	336	78	368	223	148	204	833
Selling, general and administrative	4,191	4,354	4,069	4,171	3,404	4,905	4,586	5,739
Interest expense	393	302	324	312	26	15	66	22
Amortization and impairment charges (2)	1,180	1,097	1,101	598	457	456	688	1,386
Other expenses	263	3,399	637	606	790	802	1,179	2,069
Total Expenses	15,497	17,660	14,742	17,256	13,426	16,960	16,357	22,873

Net Income (Loss)	5,723	2,116	3,784	9,831	1,975	5,916	13,657	2,519
Net Income (Loss) per share	0.02	0.01	0.02	0.04	0.01	0.02	0.06	0.01
Adjusted base EBITDA	10,049	9,409	9,184	10,092	9,707	10,686	10,027	7,524
Adjusted base EBITDA per share	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.03

SUMMARY BALANCE SHEET
Total Assets	431,178	445,776	444,325	428,215	401,366	403,985	407,177	409,849
Total Liabilities	68,596	79,019	72,172	55,094	36,486	36,372	42,417	65,985
Cash	89,431	60,593	48,193	47,252	41,452	37,974	52,097	156,120
less: syndicate cash holdings	(154)	(10,119)	(12,218)	(10,421)	(967)	(796)	(932)	(776)
Net cash	89,277	50,474	35,975	36,831	40,485	37,178	51,165	155,344
Proprietary and long-term investments	110,699	122,607	134,681	129,271	115,744	120,853	96,352	114,327
less: obligations related to securities sold short	—	—	—	(255)	—	(2,927)	(8,543)	(24,993)
Net investments	110,699	122,607	134,681	129,016	115,744	117,926	87,809	89,334
Loans receivable	2,871	32,011	32,360	36,021	36,532	40,208	50,467	48,673
Investable Capital	202,847	205,092	203,016	201,868	192,761	195,312	189,441	293,351

Total Enterprise AUM	11,326,546	10,670,982	10,569,449	10,578,426	10,066,112	11,126,042	11,591,213	7,323,382

(1)	See 'Compensation' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(2)	Starting Q1 2019, in order to comply with the new IFRS 16 Leases accounting standard ("IFRS 16"), certain lease assets have now been capitalized and depreciated over their expected lease term. See Note 2, Changes in Accounting Policies of the interim financial statements.

7

SUMMARY MANAGEMENT FEE BREAKDOWN

Below is a detailed list of management fee rates on our fund products as at September 30, 2019 (in millions $):

FUND	AUM	BLENDED NET MANAGEMENT FEE RATE	CARRIED INTEREST AND PERFORMANCE FEE CRITERIA
Exchange Listed Products
Sprott Physical Gold and Silver Trust	3,750	0.40%	N/A (1)
Sprott Physical Gold Trust	3,143	0.35%	N/A (1)
Sprott Physical Silver Trust	1,347	0.45%	N/A (1)
Sprott Gold Miner's ETF	239	0.35%	N/A (1)
Sprott Physical Platinum & Palladium Trust	136	0.50%	N/A (1)
Sprott Jr. Gold Miner's ETF	75	0.35%	N/A (1)

Total	8,690	0.39%

Lending
Sprott Private Resource Lending LPs	586	1.25%	15-70% of net profits over preferred return

Managed Equities: In-house
Sprott U.S. Value Strategies	281	1.00%	N/A
Fixed Term Limited Partnerships	220	1.70%	15-30% over preferred return
Separately Managed Accounts (2)	53	1.00%	N/A
Sprott Hathaway Special Situations Fund (3)	38	0.75%	20% of net profits over preferred return
Total	592	1.20%

Managed Equities: Sub-advised
Bullion Funds (3)	320	0.51%	5% excess over applicable benchmark indices
Corporate Class Funds (3)	143	0.75%	5% excess over applicable benchmark indices
Flow-through LPs (3)	72	0.70%	10% of all net profits in excess of the HWM

Total	535	0.60%

Other
Managed Companies (4)	626	0.50%	20% of net profits over preferred return
Separately Managed Accounts (5)	298	0.61%	20% of net profits over preferred return

Total	924	0.54%

Total AUM	11,327	0.50%

(1)	Exchange listed products do not generate performance fees, however the management fees they generate are closely correlated to precious metals prices.
(2)	Institutional managed accounts.
(3)	Management fee rate represents the net amount received by the Company.
(4)	Includes Sprott Resource Holdings Inc. and Sprott Korea Corp.
(5)	Includes our private equity strategy in Sprott Asia and high net worth discretionary managed accounts in the U.S.

8

RESULTS OF OPERATIONS

AUM SUMMARY

AUM was $11.3 billion as at September 30, 2019, up $0.7 billion (6%) from June 30, 2019 and up $0.7 billion (7%) from December 31, 2018. On a three and nine months ended basis we benefited from strong precious metals price appreciation in our exchange listed products segment. We also benefited from capital calls and new commitment fee earning assets being added to our lending LPs throughout the year, which more than offset capital distributions on a year-to-date basis.

3 months results

(In millions $)	AUM Jun. 30, 2019	Net Inflows (1)	Market Value Changes	Other (2)	AUM Sep. 30, 2019
Exchange Listed Products
- Physical Trusts	7,714	92	570	—	8,376
- ETFs	301	4	9	—	314
	8,015	96	579	—	8,690

Lending	646	53	12	(125)	586	(3)

Managed Equities
- In-house	586	2	4	—	592
- Sub-advised	511	(10)	34	—	535
	1,097	(8)	38	—	1,127

Other	913	—	11	—	924

Total	10,671	141	640	(125)	11,327

9 months results

(In millions $)	AUM Dec. 31, 2018	Net Inflows (1)	Market Value Changes	Other (2)	AUM Sep. 30, 2019
Exchange Listed Products
- Physical Trusts	7,927	(248)	697	—	8,376
- ETFs	237	18	59	—	314
	8,164	(230)	756	—	8,690

Lending	498	384	(17)	(279)	586	(3)

Managed Equities
- In-house	538	31	23	—	592
- Sub-advised	505	(8)	38	—	535
	1,043	23	61	—	1,127

Other	873	68	(17)	—	924

Total	10,578	245	783	(279)	11,327

(1)	See 'Net Inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(2)	Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.

(3)	$1,311 million (US$990 million) of committed capital remains uncalled, of which $277 million (US$209 million) earns a commitment fee (AUM), and $1,034 million (US$781 million) does not (future AUM).

9

KEY REVENUE LINES

Net Fees in the quarter were $13.9 million, up $0.2 million (2%) from the prior period and were $40.7 million on a year-to-date basis, down $2.4 million (6%).

Net fees increased in the quarter due to higher average AUM in our exchange listed products segment given strong precious metals price appreciation. We also benefited from higher fees in our lending segment as we continue to grow AUM in this area.

Net fees decreased on a year-to-date basis despite strong precious metals price appreciation in the quarter as redemptions of our exchange listed products throughout last year and the first quarter of this year, lead to lower average AUM year-to-date from this segment. In addition, lower AUM valuations were experienced in our managed equities segment. These declines more than offset increased fee generation in our lending segment.

Interest Income in the quarter was $3.4 million, down $1.4 million (30%) from the prior period and was $11.9 million on a year-to-date basis, up $0.7 million (6%).

The decrease in the quarter was due to accelerated deferred interest income being included in last year's results relating to the early repayment of a loan. The increase on a year-to-date basis was due to interest income earned in certain legacy managed accounts of our brokerage segment.

Net Commissions in the quarter were $4.5 million, up $2.4 million from the prior period and were $9.6 million on a year-to-date basis, down $2.5 million.

The increase in the quarter was due to improved equity origination activity in our brokerage segment. The decrease on a year-to-date basis was due to lower equity origination activity in the first half of the year that over shadowed the recent increase in origination activity this quarter.

10

KEY EXPENSE LINES

Compensation, excluding commissions, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring, was $9.1 million, up $0.9 million (11%) from the prior period and was $24.8 million on a year-to-date basis, down $3.5 million (12%).

Compensation increased in the quarter due to higher AIP accruals in the quarter. We now accrue AIP earlier in the year versus our previous practice of truing up AIP accruals at year end. Higher AIP accruals in the quarter more than offset lower LTIP amortization.

Compensation decreased on a year-to-date basis due to lower LTIP amortization.

SG&A was $4.2 million in the quarter, up $0.8 million (23%) from the prior period and was $12.6 million on a year-to-date basis, down $0.3 million (2%).

The increase in the quarter was due to lower than normal operating expenses this time last year. Our current quarter SG&A is consistent with our run rate quarterly SG&A. The decrease on a year-to-date basis was due primarily to the adoption of IFRS 16.

ADJUSTED BASED EBITDA

Adjusted base EBITDA in the quarter was $10.0 million, up $0.3 million (4%) from the prior period and was $28.6 million on a year-to-date basis, down $1.8 million (6%).

Our quarterly results benefited from higher fee income in our exchange listed products segment as average AUM in this area was positively impacted by the strong precious metals pricing environment. We also experienced higher net commissions in our brokerage segment given the improved equity origination environment this quarter. These increases were partially offset by lower income in our lending segment given the inclusion of accelerated deferred interest income in last year's results relating to the early repayment of a loan.

Our year-to-date results were primarily impacted by lower fee income earned in our exchange listed products segment due to last year's redemption experience that continued through to the first quarter of this year. Additional challenges to this year include lower net commissions from our brokerage segment as the weak equity origination environment in the first half of the year weighed down our year-to-date results, lower AUM valuations in our managed equities segment and lower income in our lending segment as last year's results were positively impacted by accelerated interest accruals and fee payments on the early settlement of loans.

11

ADDITIONAL REVENUES AND EXPENSES

Proprietary investments losses were due to market value depreciation of certain resource equity holdings.

Long-term investments gains were due to market value appreciation of certain long-term investments.

Other income was higher in the quarter and lower on a year-to-date basis. The increase in the quarter was mainly due to FX translation gains (USD-to-CAD). On a year-to-date basis, the decrease was due to net sales proceeds received on last year's sale transaction in the fist quarter of 2018, income earned on the early settlement of a loan last year and FX translation losses (USD-to-CAD) in the current period.

Placement and referral fees were lower in the quarter and on a year-to-date basis. They mainly include referral fees paid in our brokerage segment.

Interest expense was higher in the quarter and on a year-to-date basis due to interest accruals on leases from the adoption of IFRS 16 and the draw down of our loan facility in the first quarter of this year (see Note 12 of the interim financial statements).

Amortization of intangibles did not change in the quarter and was lower on a year-to-date basis due to finite life fund management contracts related to fixed term LPs in our managed equities segment being fully amortized by the end of the first quarter of the prior period.

Amortization of property and equipment was higher in the quarter and on a year-to-date basis mainly due to increased depreciation expense related to leases that were capitalized on the adoption of IFRS 16.

Other expenses were lower in the quarter and higher on a year-to-date basis. The decrease in the quarter was mainly due to lower costs related to our energy assets. The increase on a year-to-date basis was due to higher non-recurring professional fees and transaction costs accrued in the second quarter.

BALANCE SHEET

Investable Capital was $203 million, up $1 million from December 31, 2018.

Total Assets were $431 million, up $3 million (1%) from December 31, 2018. The increase was primarily due to higher undeployed cash balances from the draw down of our loan facility, as well as the capitalization of leases on adoption of IFRS 16.

Total Liabilities were $69 million, up $14 million (25%) from December 31, 2018. The increase was primarily due to the draw down of our loan facility to help fund anticipated investment activities of the Company over the next 12-18 months. The increase was also due to the recording of a lease liability on adoption of IFRS 16. These increases were partially offset by the payment of prior year's accrued liabilities.

Total Shareholder's Equity was $363 million, down $11 million (3%) from December 31, 2018.

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REPORTABLE OPERATING SEGMENTS

Exchange Listed Products

	3 months ended		9 months ended
(In thousands $)	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
SUMMARY INCOME STATEMENT
Management fees	8,505	8,117	23,799	25,141
Other income (loss)	265	(178)	(416)	108
Total Revenues	8,770	7,939	23,383	25,249

Compensation	1,355	981	3,571	3,426
Selling, general and administrative	854	838	2,785	2,493
Interest expense	336	—	828	—
Amortization and impairment charges	315	315	948	943
Other expenses	—	—	—	30
Total Expenses	2,860	2,134	8,132	6,892

Net Income before income taxes	5,910	5,805	15,251	18,357
Adjusted base EBITDA	6,593	6,324	17,824	19,248
Total AUM	8,689,979	7,560,651	8,689,979	7,560,651

3 and 9 months ended

Adjusted base EBITDA in the quarter was $6.6 million, up $0.3 million (4%) from the prior period and was $17.8 million on a year-to-date basis, down $1.4 million (7%).

Our three months ended results were positively impacted by higher average AUM given strong precious metals price appreciation this quarter. However on a year-to-date basis, the strong pricing environment of the third quarter was more than offset by the redemption experience we encountered last year which continued through to the first quarter of this year.

Non-EBITDA highlights:

•	Other income in the quarter and other loss on a year-to-date basis were due to FX translation movements (USD-to-CAD).

•	Interest expense relates to the draw down of our loan facility in the first quarter of this year (see Note 12 of the interim financial statements).

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Lending

	3 months ended		9 months ended
(In thousands $)	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
SUMMARY INCOME STATEMENT
Management fees	1,883	1,304	5,659	3,509
Carried interest and performance fees	—	—	—	685
less: Carried interest and performance fee payouts	—	—	—	356
Net Fees	1,883	1,304	5,659	3,838
Interest income (1)	2,911	4,407	10,244	10,265
Gains (losses) on proprietary investments	638	(1,142)	(1,392)	(1,617)
Gains on long-term investments	6	(9)	(16)	16
Other income (loss)	609	(669)	(850)	4,624
Total Net Revenues	6,047	3,891	13,645	17,126

Compensation	1,858	1,524	4,985	3,882
Placement and referral fees	10	46	38	108
Selling, general and administrative	236	178	739	927
Interest expense	6	—	41	—
Amortization and impairment charges	36	36	107	41
Other expenses	—	—	—	30
Total Expenses	2,146	1,784	5,910	4,988

Net Income before income taxes	3,901	2,107	7,735	12,138
Adjusted base EBITDA	3,115	3,999	10,989	12,137
Total AUM (2)	585,926	492,968	585,926	492,968

(1)	Includes: (1) interest income from on-balance sheet loans; and (2) co-investment income from lending LP units held as part of our long-term investments portfolio.

(2)	$1,311 million (US$990 million) of committed capital remains uncalled, of which $277 million (US$209 million) earns a commitment fee (AUM), and $1,034 million (US$781 million) does not (future AUM).

3 and 9 months ended

Adjusted base EBITDA in the quarter was $3.1 million, down $0.9 million (22%) from the prior period and was $11.0 million on a year-to-date basis, down $1.1 million (9%).

Our three and nine months ended results were primarily impacted by the inclusion of accelerated deferred interest income and early loan repayment fees in last year's results (interest income and other income lines, respectively). This more than offset increased management fees and co-investment income as we continue to grow AUM in this segment.

Non-EBITDA highlights:

•	Proprietary investment gains in the quarter and losses on a year-to-date basis were due to equity kicker valuations.

•	Other income in the quarter and other loss on a year-to-date basis were due to FX translation movements (USD-to-CAD).

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Managed Equities*

	3 months ended		9 months ended
(In thousands $)	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
SUMMARY INCOME STATEMENT
Management fees	2,622	2,884	7,715	9,294
Carried interest and performance fees	—	—	—	1,061
less: Trailer and sub-advisor fees	109	89	282	278
less: Carried interest and performance fee payouts	—	—	—	559
Net Fees	2,513	2,795	7,433	9,518
Gains (losses) on proprietary investments	—	13	177	31
Gains (losses) on long-term investments	1,191	(98)	2,991	(262)
Other income (loss)	414	398	785	(114)
Total Net Revenues	4,118	3,108	11,386	9,173

Compensation	1,234	1,566	4,674	4,642
Selling, general and administrative	682	477	1,676	1,486
Amortization and impairment charges	68	68	213	467
Other expenses	—	362	338	360
Total Expenses	1,984	2,473	6,901	6,955

Net Income before income taxes	2,134	635	4,485	2,218
Adjusted base EBITDA	1,187	1,012	3,158	3,476
Total AUM	1,126,938	1,137,885	1,126,938	1,137,885

*See "Managed Equities" in the business overview section on page 7 of this MD&A.

3 and 9 months ended

Adjusted base EBITDA in the quarter was $1.2 million, up $0.2 million (17%) from the prior period, and was $3.2 million on a year-to-date basis, down $0.3 million (9%).

Our three months ended results were higher year-over-year despite lower management fees on lower average AUM (mainly due to lower fixed-term LP valuations) as compensation expense accruals were lower in the quarter. On a year-to-date basis, the impact of lower fixed-term LP valuations was more pronounced.

Non-EBITDA highlights:

•	Proprietary investments gains on a year-to-date basis were due to market value appreciation of certain holdings.

•	Long-term investments gains were due to market value appreciation of certain long-term investments.

•	Year-to-date compensation includes a non-recurring stock based compensation expense on a new hire in the first quarter.

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Brokerage*

	3 months ended		9 months ended
(In thousands $)	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
SUMMARY INCOME STATEMENT
Commissions	7,552	4,717	16,221	20,354
less: Commission expense	3,469	2,694	7,134	9,141
Net Commissions	4,083	2,023	9,087	11,213
Management fees	456	449	1,250	1,301
Interest income	470	417	1,650	918
Gains (losses) on proprietary investments	(450)	(35)	(367)	(872)
Other income (loss)	5	258	122	4,641
Total Net Revenues	4,564	3,112	11,742	17,201

Compensation (1)	2,320	2,182	6,923	7,841
Placement and referral fees	114	140	425	366
Selling, general and administrative	1,516	1,463	4,603	4,613
Interest expense	19	—	60	—
Amortization and impairment charges	181	24	472	51
Other expenses	—	2	7	344
Total Expenses	4,150	3,811	12,490	13,215

Net Income (Loss) before income taxes	414	(699)	(748)	3,986
Adjusted base EBITDA	1,861	(37)	2,094	3,486

*See "Brokerage" in the business overview section on page 7 of this MD&A.

(1) Compensation is presented excluding commission expense, which is reported net of commission revenue.

3 and 9 months ended

Adjusted base EBITDA in the quarter was $1.9 million, up $1.9 million from the prior period, and was $2.1 million on a year-to-date basis, down $1.4 million.

Our three months ended results were positively impacted by an improved equity origination environment this quarter. However, the weak equity origination environment encountered in the first half of the year over shadowed the recent increase in origination activity on a year-to-date basis.

Non-EBITDA highlights:

•	Proprietary investment losses in the quarter and on a year-to-date basis were the result of equity kicker valuations.

•	Other income in the prior period was primarily related to net sales proceeds received on last year's sale transaction in the first quarter of 2018. See Note 6 of the interim financial statements.

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Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended
(In thousands $)	Sept. 30, 2019	Sept. 30, 2018	Sept. 30, 2019	Sept. 30, 2018
SUMMARY INCOME STATEMENT
Gains (losses) on proprietary investments	9	(1,804)	(582)	(3,093)
Gains (losses) on long-term investments	68	(44)	(163)	79
Other income (loss)	(131)	(22)	373	287
Total Revenues	(54)	(1,870)	(372)	(2,727)

Compensation	2,063	1,596	5,071	6,286
Selling, general and administrative	434	112	2,070	2,302
Interest expense	32	—	90	81
Amortization and impairment charges	571	10	1,611	83
Other expenses	146	228	742	1,196
Total Expenses	3,246	1,946	9,584	9,948

Net Income (Loss) before income taxes	(3,300)	(3,816)	(9,956)	(12,675)
Adjusted base EBITDA	(2,303)	(1,637)	(6,975)	(7,962)

3 and 9 months ended

•	Proprietary investments gains in the quarter and losses on a year-to-date basis were due to market value fluctuations of certain resource equity holdings.

•	Long-term investments gains in the quarter and losses on a year-to-date basis were due to market value fluctuations of certain long-term investments.

•	Compensation was higher in the quarter primarily due to AIP accruals. We now accrue AIP earlier in the year versus our previous practice of truing up AIP accruals at year end. This increase in AIP accruals more than offset lower LTIP amortization. The decrease on a year-to-date basis was primarily due to lower LTIP amortization.

•	SG&A increased in the quarter due to lower than normal operating expenses this time last year. Our current quarter SG&A is consistent with our run rate quarterly SG&A. The decrease on a year-to-date basis was primarily due to the adoption of IFRS 16.

•	Higher amortization was due to increased depreciation expense related to capitalized leases on the adoption of IFRS 16.

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Dividends

The following dividends were declared by the Company during the 9 months ended September 30, 2019:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 08, 2019 - Regular Dividend Q4 - 2018	March 25, 2019	0.03	7,602
May 21, 2019 - Regular Dividend Q1 - 2019	June 5, 2019	0.03	7,605
August 19, 2019 - Regular Dividend Q2 - 2019	September 3, 2019	0.03	7,614
Dividends (1)			22,821
(1)	Subsequent to quarter-end, on November 7, 2019, a regular dividend of $0.03 per common share was declared for the quarter ended September 30, 2019. This dividend is payable on December 3, 2019 to shareholders of record at the close of business on November 18, 2019.

Capital Stock

Including the 10.5 million unvested common shares currently held in the EPSP Trust (December 31, 2018 - 9.9 million), total capital stock issued and outstanding was 253.8 million (December 31, 2018 - 253.0 million).

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic and diluted earnings per share were $0.02 and $0.05 for the quarter and nine months ended respectively, compared to $0.01 and $0.09 in the respective prior periods. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 3.3 million stock options are outstanding pursuant to our stock option plan, of which 2.6 million are exercisable.

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Liquidity and Capital Resources

As at September 30, 2019, the Company had $21.3 million (December 31, 2018 - $Nil) outstanding on its credit facility, $5 million of which is due within 12 months and $16.3 million is due after 12 months (December 31, 2018 - $Nil and $Nil respectively).

The Company has a 5 year, $90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a $25 million term loan and a $65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In the first quarter, the Company drew $25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at September 30, 2019, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

◦	5-year, $65 million revolver with "bullet maturity" December 31, 2022
◦	5-year, $25 million term loan with 5% of principal amortizing quarterly

Interest Rate

◦	Prime rate + 0 bps or;
◦	Banker Acceptance Rate + 170 bps

Covenant Terms

◦	Minimum AUM: $8.2 billion
◦	Debt to EBITDA less than 2.5:1
◦	EBITDA to interest expense more than 2.5:1

Commitments

Besides the Company's long-term lease agreements, there may be commitments to provide loans or make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at September 30, 2019, the Company had $15.2 million in co-investment commitments from the lending segment (December 31, 2018 - $38.7 million).

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Significant Accounting Judgments, Estimates and Changes in Accounting Policies

The interim financial statements have been prepared in accordance with IFRS standards in effect as at September 30, 2019, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment, make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2018 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2019.

In Q1, 2019 the Company adopted IFRS 16 and IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23"). As a result, the Company changed its accounting policies. As permitted by the transition provision of IFRS 16, the Company elected not to restate comparative period results. Accordingly, all comparative period information is presented in accordance with previous accounting policies. The adoption of IFRS 16 and IFRIC 23 did not have a material impact on the Company's consolidated financial statements.

Managing Risk: Financial

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows when translating those balances into Canadian dollars. The Company's primary foreign currency is the United States Dollar ("USD"). The Company may employ certain hedging strategies to mitigate foreign currency risk.

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Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's on balance sheet loans, co-investments in lending LPs and its net investments portfolio.

Loans receivable

The Company incurs credit risk primarily in the on-balance sheet loans of its lending segment and through co-investments made in the lending LPs of the lending segment. In addition to the relative default probability of SRLC borrowers (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with), credit risk is also dependent on loss given default, which can increase credit risk if the values of the underlying assets securing the Company's loans and co-investments decline to levels approaching or below the loan amounts. A decrease in commodity prices may delay the development of the underlying security or business plans of the borrower and could adversely affect the value of the Company's security against a loan. Additionally, the value of the Company's underlying security in a loan can be negatively affected if the actual amount or quality of the commodity proves to be less than originally estimated, or the ability to extract the commodity proves to be more difficult or more costly than originally estimated. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Collectability of loans

Besides the above noted measures we take to manage credit risk, the Company will report on credit risk in the notes to the annual consolidated financial statements and records expected credit loss provisions to ensure that on-balance sheet loans are recorded at their estimated recoverable amount (i.e. net of impairment risk we believe to exist as at the balance sheet date and in accordance with IFRS). Actual losses incurred in the on-balance sheet loan portfolio could differ materially from our provisions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Net investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $90 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

The Company's exposure to liquidity risk as it relates to loans receivable arises from fluctuations in cash flows from making loan advances and receiving loan repayments (both directly via on balance sheet loans and indirectly via borrowers of the lending LPs we co-invest with). The Company manages its loan commitment liquidity risk through the ongoing monitoring of scheduled loan fundings and repayments ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation and employee bonuses payable, are short-term in nature and are generally due within a year.

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The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations (e.g. dividend payments) as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; cutting its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its net investments and loans are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain net investment and loan positions may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Consistent with National Instrument 52-109, the Company's CEO and CFO evaluate quarterly the DC&P and ICFR. As at September 30, 2019, the Company's CEO and CFO concluded that the Company's DC&P and ICFR were properly designed and were operating effectively. In addition, there were no material changes to ICFR during the quarter.

Managing Risk: Non-financial

For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com

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